                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)



                           Quorum Health Group, Inc
      -------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   749084109
             -----------------------------------------------------
                                (CUSIP Number)



                           David J. Greenwald, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                           New York, New York 10004
                                (212) 902-1000
                 --------------------------------------------
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                               November 21, 1996
--------------------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: _____

Check the following box if a fee is being paid with this statement: ____

-----------------
CUSIP NO.
749084109
----------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                          (a) _____
                                                          (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
                -------------------------
Owned By        8  Shared Voting Power
Each
Reporting               11,666
                -------------------------
Person With     9  Sole Dispositive Power

                         -0-
                -------------------------

                10 Shared Dispositive Power

                        11,666
                -------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  11,666
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                /    /
                                                               -------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                     0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

                     PN
--------------------------------------------------------------------------------

----------------------
CUSIP NO.
 749084109
-----------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GS  Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a) _____
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization


Delaware
-----------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially               -0-
                   ----------------------
Owned By        8  Shared Voting Power
Each
Reporting                 11,666
                   ----------------------
Person With     9  Sole Dispositive Power

                           -0-
                   ----------------------
               10  Shared Dispositive Power

                          11,666
                   ----------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         11,666
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  /     /
                                                                  ------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

         0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------

------------------------
CUSIP NO.
749084109
----------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a) _____
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization


New York
-----------------------------------------

Number of       7  Sole Voting Power
Shares
Beneficially             -0-
                   ----------------------
Owned By        8  Shared Voting Power
Each
Reporting           2,020,644
                   ----------------------
Person With     9  Sole Dispositive Power

                          -0-
                   ----------------------
               10  Shared Dispositive Power
                    2,020,644
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    2,020,644
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                              /    /
                                                             -------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

      4.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

      BD-PN
--------------------------------------------------------------------------------

----------------------
CUSIP NO.
 749084109
-----------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                             (a) _____
                                                             (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization


Delaware
-----------------------------------------

Number of       7  Sole Voting Power
Shares
Beneficially       5,322
                ------------------------------
Owned By        8  Shared Voting Power
Each
Reporting          2,020,644
                ------------------------------
Person With     9  Sole Dispositive Power
                   5,322
                ------------------------------
               10  Shared Dispositive Power
                   2,020,644
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                   2,025,966
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     /     /
                                                                     ------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

       4.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

       HC-PN
--------------------------------------------------------------------------------

                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                           QUORUM HEALTH GROUP, INC.

     GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and together with GSCP, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")/*/ hereby amend the statement on Schedule 13D filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Quorum Health Group, Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 6 thereto dated November 6, 1996 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 7 is being filed to report a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Filing Persons as a result of the transactions described herein.

     Item 2 is hereby amended as follows:

     Item 2.  Identity and Background.
              -----------------------

     GS Group and Goldman Sachs may be deemed, for purposes of this Schedule 13D, to own beneficially 2,020,644 shares of Common Stock, including (i) shares of Common Stock owned by certain limited partnerships or their general or managing general partners which are affiliates of Goldman Sachs and GS Group (together, the "Other Limited Partnerships"), (ii) shares of Common Stock currently held in managed accounts (the "Managed Accounts") for which Goldman Sachs exercises voting and/or investment authority, and (iii) shares of Common Stock that may be purchased pursuant to options beneficially owned by GSCP that are currently exercisable or that may be exercised within 60 days (as described in Item 5

--------------------------
/*/ Neither the present filing nor anything contained herein shall be construed as an admission that Goldman Sachs, GS Group or any of the partnerships constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

below). In addition, GS Group beneficially owns 5,322 shares of Common
Stock, including shares of Common Stock received by it in connection with the Distributions described in Item 4 below and shares of Common Stock that may be purchased pursuant to options beneficially owned by GS Group that are currently exercisable (as described in Item 5 below). Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock (i) owned by the Other Limited Partnerships and GSCP to the extent of partnership interests in the Other Limited Partnerships and GSCP held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) held in Managed Accounts.

     Item 3 is hereby amended as follows:

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

     See Schedule IV hereto for transactions in the Common Stock, or in options for shares of Common Stock that are currently exercisable or may be exercised within 60 days, which have been effected since November 5, 1996, the date through which transactions were disclosed in Amendment No. 6 to this Schedule 13D. The total consideration (exclusive of commissions) for shares of Common Stock purchased since November 5, 1996 is $11,535,396.62. All such purchase transactions were effected by Goldman Sachs in its ordinary course of business. Funds for the purchases made in ordinary course trading activities by Goldman Sachs came from working capital. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds. No consideration was paid by any distributee in connection with the Distributions described in Item 4 below.

     Item 4 is hereby amended as follows:

     Item 4.  Purpose of the Transaction.
              --------------------------

     On November 21, 1996, GS Group distributed 1,227,482 shares of Common Stock held by GS Group to partners of GS Group in proportion to their respective partnership interests in such shares. In addition, on November 21, 1996, an Other Limited Partnership distributed 255,290 shares of Common Stock owned by such Other Limited Partnership to its partners on a pro rata basis in accordance with its partnership agreement. As a result of the distribution by such Other Limited Partnership, GS Group directly owns 4,489 shares of Common Stock. The distributions by GS Group and the Other Limited Partnership are collectively referred to herein as the "Distributions." The shares distributed to the partners are salable without registration under the Securities Act and without regard to the requirements of Rule 144 under the Securities Act.

     Item 5 is hereby amended as follows:

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

     As of November 21, 1996, GSCP beneficially owned and GS Advisors, L.P. may be deemed to beneficially own 11,666 shares of Common Stock, that may be purchased pursuant to options that are currently exercisable or that may be exercised within 60 days, representing less than 1% of the shares of Common Stock reported to be outstanding as of September 30, 1996 (as indicated in the Company's Proxy Statement dated October 15, 1996). These options were issued by the Company to an officer of Goldman Sachs in his capacity as a director of the Company. This officer has an agreement with Goldman Sachs pursuant to which he holds the options for the benefit of GSCP, and such options may therefore be deemed to be beneficially owned by GSCP and GS Advisors, L.P. As of November 21, 1996, Goldman Sachs may be deemed to beneficially own a total of 2,020,644 shares of Common Stock, representing approximately 4.1% of the shares of Common Stock reported to be outstanding as of September 30, 1996 (as indicated in the Company's Proxy Statement dated October 15, 1996), including 291,081 shares owned by the Other Limited Partnerships, 1,717,897 shares held in Managed Accounts and 11,666 shares beneficially owned by GSCP as described above. GS Group may be deemed to beneficially own the 2,020,644 shares of Common Stock beneficially owned by Goldman Sachs. As of November 21, 1996, GS Group also beneficially owned 4,489 shares of Common Stock it received in the Distributions and 833 shares of Common Stock that may be purchased pursuant to options that are currently exercisable. These options were issued by the Company to an officer of Goldman Sachs in his capacity as a director of the Company. This officer has an agreement with GS Group pursuant to which he holds these options for the benefit of GS Group, and such options may therefore be deemed to be beneficially owned by GS Group. Accordingly, as of November 21, 1996, GS Group may be deemed to beneficially own an aggregate of 2,025,966 shares of Common Stock,representing approximately 4.2% of the shares of Common Stock reported to be outstanding as of September 30, 1996 (as indicated in the Company's Proxy Statement dated October 15, 1996). Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock (i) owned by the Other Limited Partnerships and GSCP to the extent of partnership interests in the Other Limited Partnerships and GSCP held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) held in Managed Accounts. None of the Filing Persons and, to the knowledge of each of the Filing Persons, none of the Other Limited Partnerships that is not a Filing Person beneficially owns any shares of Common Stock other than as set forth herein.

       (b) Each Filing Person has the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 5 above.

       (c) See Schedule IV hereto for transactions in the Common Stock which have been effected by the Filing Persons since November 5, 1996, the date through which transactions were disclosed in Amendment No. 6 to this Schedule 13D. Other than sales by GSCP and two of the Other Limited Partnerships of 46, 17 and 39 shares of Common Stock respectively, all such transactions were effected by Goldman Sachs in its ordinary course of business. Schedule IV also includes the sale of 20 options representing 2,000 shares of Common Stock that are currently exercisable or may be exercised within 60 days. Other than the sale of the options which were effected on the Philadelphia Stock Exchange, all of the transactions in Common Stock described in Schedule IV were effected on the NASDAQ National Market. The total consideration (exclusive of commissions) for shares of Common Stock purchased since November 5, 1996 is $11,535,396.62.

       (e) On October 29, 1996, each of GSCP, GS Advisors, L.P. and Goldman Sachs ceased to be the beneficial owner of more than 5% of the beneficial owner of more than 5% of the Common Stock. On November 21, 1996, GS Group ceased to be the beneficial owner of more than 5% of the Common Stock.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GS CAPITAL PARTNERS, L.P.
                                  By:  GS Advisors, L.P., its general partner
                                  BY:  GS Advisors, Inc., its general partner

                                  By: /s/  Richard A. Friedman
                                      ------------------------------------------
                                  Name:   Richard A. Friedman
                                  Title:  President

Dated:  November 25, 1996

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GS ADVISORS, L.P.
                                  BY:  GS Advisors, Inc., its general partner

                                  By: /s/  Richard A. Friedman
                                      ------------------------------------------
                                  Name:   Richard A. Friedman
                                  Title:  President

Dated:  November 25, 1996

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GOLDMAN, SACHS & CO.

                                  By: /s/  Richard A. Friedman
                                      ------------------------------------------
                                  Name:   Richard A. Friedman
                                  Title:  Partner

Dated:  November 25, 1996

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE GOLDMAN SACHS GROUP, L.P.

                                  By: /s/  Richard A. Friedman
                                      ------------------------------------------
                                  Name:   Richard A. Friedman
                                  Title:  Partner

Dated:  November 25, 1996

                                  Schedule IV

                                                                                                             SETTLEMNT
   CUSIP #             SECURITY #             REFERENCE #      PUR.       SALES      PRICE   TRADE DATE        DATE
-----------   -----------------------       -------------   ----------   ---------  -------  ----------     ---------
749084-10-9   QUORUM HEALTH GROUP, INC.     1120-001086-12                      46  27 1/2     20-Nov-96    25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1120-001087-12                      17  27 1/2     20-Nov-96    25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1120-001088-12                      39  27 1/2     20-Nov-96    25-Nov-96
749084-9A-F   CALL/QHGI(HQGAF)@30
              EXP 01/18                     1108-206357-12                      20   1 1/8      8-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1119-266687-12        8,500              $28       19-Nov-96    22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1119-266688-12        2,200              $28       19-Nov-96    22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1119-266690-12        1,100              $28       19-Nov-96    22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1119-266689-12        1,100              $28       19-Nov-96    22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1119-266691-12        1,100              $28       19-Nov-96    22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-022750-12                   1,500  26 1/4      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-023676-12                   1,000  26 3/8      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-023679-12                   1,000  26 3/8      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-023887-12                   1,000  26 3/8      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-023897-12                   4,000  26 1/2      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-023898-12                   1,000  26 1/2      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-023901-12                   1,000  26 2/4      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-023904-12                   1,000  26 2/4      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-024141-12        1,000             26 5/8      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-024232-12                   5,000  26 3/4      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-024288-12                   2,000  26 2/4      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-024631-12        2,500             26 11/16    6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-024632-12        1,700             26 11/16    6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-024694-12          500             26 11/16    6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-024695-12          500             26 11/16    6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-024938-12                   1,000  26 2/4      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-025770-12        1,000             26 1/2      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-025778-12        1,400             26 1/2      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-025779-12          300             26 1/2      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-025805-12           20             26 1/2      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-112170-13                  12,000  26 3/4      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-127045-13       10,000             25 7/8      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-127046-13       10,000             25 7/8      6-Nov-96    12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-143036-13        5,000             26 1/2      6-Nov-96    12-Nov-96

                                  Schedule IV


                                                                                                           SETTLEMNT
   CUSIP #             SECURITY #             REFERENCE #      PUR.       SALES    PRICE   TRADE DATE        DATE
-----------   -----------------------       -------------   ----------   -------  -------  ----------      ----------
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-190326-13      2,500             26 3/8    6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-190327-13      2,500             26 1/8    6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-190328-13      2,500             26 1/4    6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-190459-13                32,400   $26      6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-190460-13                 1,000   $26 1/16 6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-190461-13                 2,100   $26 1/16 6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-190462-13                 5,000   $26 1/16 6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-274274-13      7,500             26 5/8    6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1106-334267-13     22,976              $26      6-Nov-96        12-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-001235-13                   500  26 2/4    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-001236-13                15,500  26 2/4    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-020992-12                 1,000  26 3/4    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-021005-12                 1,000  26 3/4    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-021013-12                 1,000  26 7/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-021022-12                 1,000  26 7/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-022139-12                 1,000  26 7/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-022148-12                 1,000  27 1/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-022150-12                 1,000  27 1/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-022155-12                 1,000  27 1/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-022183-12                 3,000  27 3/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-023326-12                 2,000  27 1/4    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-023341-12                 3,000  27 1/4    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-023367-12                 2,000  27 1/4    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-024357-12                 2,500  27 5/16   7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-026517-12      1,000             26 13/16  7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-026518-12      1,500             26 7/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-105680-13        600             27.1667   7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-105681-13     13,500             27.1667   7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-105682-13        900             27.1667   7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-111179-13     10,000             26 3/4    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-112085-13                   500  27 3/8    7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-190436-13                24,000  26.7625   7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-190437-13                 1,600  26.7625   7-Nov-96        13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.     1107-190438-13                 3,700  26.7625   7-Nov-96        13-Nov-96

                                  Schedule IV


                                                                                                          SETTLEMNT
   CUSIP #           SECURITY #             REFERENCE #        PUR.      SALES    PRICE      TRADE DATE      DATE
-----------   -----------------------       -------------   --------    -------  -------     ----------    ----------
749084-10-9   QUORUM HEALTH GROUP, INC.    1107-190439-13                   700  26.7625      7-Nov-96     13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1107-190497-13      2,500             26 3/4       7-Nov-96     13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1107-190498-13      2,000             27 1/8       7-Nov-96     13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1107-304022-13     25,000             26 3/8       7-Nov-96     13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1107-304029-13     10,000             26 3/4       7-Nov-96     13-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1108-024319-12                 1,500  26 7/8       8-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1108-190402-13                11,800  26.9167      8-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1108-190403-13                   400  26.9167      8-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1108-190404-13                   800  26.9167      8-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1108-190405-13                 1,800  26.9167      8-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1108-190406-13                   200  26.9167      8-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1108-304124-13      5,000             26 7/8       8-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    8108-323262-13     11,488             26 5/8       8-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-001060-13                 2,000  27 1/4      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020097-12                 1,000  27 1/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020112-12                 1,000  27 1/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020389-12                 1,000  27 1/4      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020396-12                 1,000  27 1/4      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020410-12                 3,000  27 1/4      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020417-12                 5,000  27 1/4      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020616-12                 1,000  27 1/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020618-12                 1,000  27 1/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-020621-12                 1,000  27 1/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-023711-12                 1,000  27 3/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-023755-12                 1,000  27 5/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-024316-12                 1,000  27 5/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-024335-12                 1,000  27 7/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-024495-12                 8,400  27 15/16    11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-024576-12                 1,000  27 7/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-024588-12                 1,000  27 7/8      11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-105281-13        700             $27.0801    11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-105282-13     14,000             $27.0801    11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-105283-13        900             $27.0801    11-Nov-96     14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-190177-13      1,000             27 1/2      11-Nov-96     14-Nov-96

                                  Schedule IV


                                                                                                            SETTLEMNT
   CUSIP #           SECURITY #             REFERENCE #        PUR.      SALES    PRICE      TRADE DATE        DATE
-----------   -----------------------       -------------   --------    -------  -------     ----------    ----------
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-190178-13        964              $28        11-Nov-96      14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-190179-13      1,000              $27        11-Nov-96      14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-190180-13      1,000             27 3/4      11-Nov-96      14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-190184-13      1,000             27 1/4      11-Nov-96      14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-266286-13                15,000  27 1/4      11-Nov-96      14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-274326-13     12,600             27 7/8      11-Nov-96      14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-293043-13      4,595              $27        11-Nov-96      14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1111-293095-13      9,190              $27        11-Nov-96      14-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-001440-13      7,500             27 1/4      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-001441-13     12,500             27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-001516-13      5,976             27 3/4      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-021687-12      1,000             27 1/2      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-022189-12                   500  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-022483-12                 2,000  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-022501-12                   700  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-022502-12                   100  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-022504-12                   800  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-022507-12                 1,100  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-022510-12                   800  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-023160-12                 5,000  27 2/4      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-023483-12                   600  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-023484-12                   900  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-023729-12                15,000  27 2/4      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-023833-12                 2,000  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-025050-12                 3,200  27 7/16     12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-025074-12                   800  27 7/16     12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-025292-12                   900  27 7/16     12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-026284-12                 1,200  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-026378-12                 2,000  27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-127020-13                14,000  28 1/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-190491-13        100             27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-190492-13      1,100             27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-190493-13        100             27 3/8      12-Nov-96      15-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1112-190494-13        200             27 3/8      12-Nov-96      15-Nov-96



                                  Schedule IV


                                                                                                          SETTLEMNT
   CUSIP #        SECURITY #                 REFERENCE #        PUR.     SALES    PRICE    TRADE DATE       DATE
-----------   -----------------------       -------------   --------    -------  -------   ----------    ----------
749084-10-9  QUORUM HEALTH GROUP, INC.     1112-190495-13      2,200             27 3/8    12-Nov-96       15-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1112-190496-13        100             27 3/8    12-Nov-96       15-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1112-190497-13        100             27 3/8    12-Nov-96       15-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1112-190499-13        600             27 3/8    12-Nov-96       15-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1112-274123-13      7,700             27 1/4    12-Nov-96       15-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1112-274343-13     12,500             27 5/8    12-Nov-96       15-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-999680-13        500             27 3/8    12-Nov-96       15-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1113-001645-13      4,991             27 1/4    13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1113-111313-13                 5,200  27 1/4    13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1113-111314-13                   200  27 1/4    13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1113-111315-13                   200  27 1/4    13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1113-111316-13                 1,500  27 1/4    13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1113-111317-13                   100  27 1/4    13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190000-13        100             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190001-13      2,100             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190002-13        200             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190003-13        500             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190004-13      4,500             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190005-13        100             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190006-13        100             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190007-13        100             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190008-13        900             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190009-13        100             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190010-13        100             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-190011-13      1,200             $27.1228  13-Nov-96       18-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-001184-13      5,000             27 1/4    14-Nov-96       19-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-001394-13                 1,250  27 3/8    14-Nov-96       19-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-001395-13                 3,750  27 3/8    14-Nov-96       19-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-025002-12                   200  27 5/8    14-Nov-96       19-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-025003-12                   800  27 5/8    14-Nov-96       19-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-025006-12                   200  27 5/8    14-Nov-96       19-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-025525-12                 2,100  27 5/8    14-Nov-96       19-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-025526-12                   200  27 5/8    14-Nov-96       19-Nov-96
749084-10-9  QUORUM HEALTH GROUP, INC.     1114-025556-12                10,000  27 3/4    14-Nov-96       19-Nov-96

                                  Schedule IV


                                                                                                          SETTLEMNT
   CUSIP #        SECURITY #                 REFERENCE #        PUR.     SALES     PRICE    TRADE DATE       DATE
-----------   -----------------------       -------------   --------    -------   -------   ----------    ----------
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-025581-12                 1,000     27 7/8   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-026112-12                 1,000     27 13/16 14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-026127-12                 1,000     27 3/4   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-026129-12                 1,500     27 3/4   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-026207-12                 1,000     27 3/4   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-026251-12                 1,000     27 3/4   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-026303-12                 1,900     27 3/4   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-026304-12                 2,000     27 3/4   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-026315-12                 2,000     27 3/4   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-143106-13      2,000                27 1/2   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-143107-13      4,892                27 3/8   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-274334-13      5,000                27 3/4   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1114-304059-13      5,000                27 1/2   14-Nov-96     19-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1115-001595-13      5,000                27 5/8   15-Nov-96     20-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1115-001596-13     10,000                27 1/2   15-Nov-96     20-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1115-190501-13                33,800     27 5/8   15-Nov-96     20-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1115-190550-13                 1,100     27 5/8   15-Nov-96     20-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1115-190551-13                 2,100     27 5/8   15-Nov-96     20-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1115-190552-13                 5,400     27 5/8   15-Nov-96     20-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1115-274304-13     12,700                27 1/2   15-Nov-96     20-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1118-001404-13     19,464                27 5/8   18-Nov-96     21-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1118-021908-12      1,000                27 1/2   18-Nov-96     21-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1118-022847-12                 1,000     27 5/8   18-Nov-96     21-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1118-022881-12                10,000     27 3/4   18-Nov-96     21-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023430-12        500                27 5/8   19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023586-12        400                27 7/8   19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023651-12        500                $28      19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023658-12      1,000                $28      19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023673-12      1,000                28 1/8   19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023675-12      1,000                28 1/8   19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023684-12      1,000                28 1/8   19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023688-12      1,000                28 1/8   19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023693-12     10,000                28 1/8   19-Nov-96     22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-023820-12      2,000                $28      19-Nov-96     22-Nov-96

                                  Schedule IV


                                                                                                           SETTLEMNT
   CUSIP #        SECURITY #                 REFERENCE #        PUR.     SALES   PRICE     TRADE DATE        DATE
-----------   -----------------------       -------------   --------    -------  -------   ----------    ----------
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-266161-13                 1,000    $28.138  19-Nov-96       22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-266162-13                 1,500    $28.263  19-Nov-96       22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-266687-13                 8,500    $28.2215 19-Nov-96       22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-266688-13                 2,200    $28.2215 19-Nov-96       22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-266689-13                 1,100    $28.2215 19-Nov-96       22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-266690-13                 1,100    $28.2215 19-Nov-96       22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1119-266691-13                 1,100    $28.2215 19-Nov-96       22-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-001086-13         46              27 1/2    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-001087-13         17              27 1/2    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-001088-13         39              27 1/2    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-020204-12      1,000              27 5/8    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-021180-12      2,000              27 1/2    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-023187-12      1,532              27 1/2    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-025777-12        300               $28      20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-025860-12      1,000               $28      20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-025876-12      1,000               $28      20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-025886-12      1,000               $28      20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-025899-12      1,000               $28      20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-025901-12      4,500               $28      20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-025975-12      2,000              28 1/8    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-025994-12      5,000              28 1/8    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-026032-12      8,000              28 1/8    20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-026138-12        300              28  1/16  20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-110768-13                50,000    $28.188  20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1120-286112-13     18,500              27.90     20-Nov-96       25-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1121-023211-12      5,000              27 5/8    21-Nov-96       26-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1121-023856-12        100              27 3/4    21-Nov-96       26-Nov-96
749084-10-9   QUORUM HEALTH GROUP, INC.    1121-190777-13                13,700    $28.0338 21-Nov-96       26-Nov-96